October 14, 2021

Ms. Jennifer O’Brien

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Targa Resources Corp.

Form 10-K for the Fiscal Year Ended December 31, 2020

Form 8-K dated August 5, 2021

File No. 001-34991

Ladies and Gentlemen:

Targa Resources Corp. (the “Corporation,” “we,” “us” or “our”) acknowledges receipt of the letter dated September 23, 2021, which it became aware of on October 14, 2021, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to (i) the Corporation’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2020, File No. 001-34991, filed with the Commission on February 18, 2021, and (ii) the Corporation’s Current Report on Form 8-K, File No. 001-34991, filed with the Commission on August 5, 2021 (the “Comment Letter”).

The Comment Letter requests that we respond to the Staff’s comments within ten business days or advise the Staff when we will provide the Staff with our responses. We respectfully request an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to provide our responses to the Comment Letter no later than October 28, 2021.

Should you have any questions with respect to the foregoing response, please contact Thomas G. Zentner of Vinson & Elkins L.L.P. at (713) 758-3671.

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Securities and Exchange Commission

October 14, 2021

Very truly yours,

Targa Resources Corp.

By:	/s/ Jennifer R. Kneale
Name:	Jennifer R. Kneale
Title:	Chief Financial Officer

cc:	Thomas G. Zentner, Vinson & Elkins L.L.P.

Benjamin Barron, Vinson & Elkins L.L.P.